September 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn:	Cara Wirth
Re:	Seven Oaks Acquisition Corp.
Registration Statement on Form S-4
Filed July 20, 2020
File No. 333-258030

Dear Ms. Wirth:

On behalf of our client, Seven Oaks Acquisition Corp., a Delaware corporation (the “Company”), we file herewith Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form S-4 filed on July 20, 2021 (the “Registration Statement”). Set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the Registration Statement contained in the Staff’s letter dated August 18, 2021 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amendment No. 1. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

Certain Defined Terms, page iii

1.	Please define “wallet share” and “white-labeling” or add additional detail on these terms in the appropriate areas of your prospectus.

Response: The Company advises the Staff that pages 91, 94, 167, 169 and 175-176 of Amendment No. 1 have been revised in response to the Staff’s Comment 1.

Questions and Answers about the Business Combination and the Special Meeting

Q: What equity stake will current Seven Oaks Stockholders and Boxed stockholders hold in New Boxed..., page 4

2.	Please revise here or elsewhere, as appropriate, to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

U.S. Securities and Exchange Commission

September 8, 2021

As a related matter, it appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution to prior comment 21.

Response: The Company has revised pages 4-5 and 140-141 of Amendment No. 1 in response to the Staff’s Comment 2.

3.	Revise your disclosure here or elsewhere, as appropriate, to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: The Company has revised pages 4-5 of Amendment No. 1 in response to the Staff’s Comment 3.

“Directors and officers of Seven Oaks have potential conflicts of interest…”, page 37

4.	Please revise to quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, Earnout Shares, loans extended, fees due, and out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material. Separately, your amended and restated certificate of incorporation (exhibit 3.1) waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: The Company has revised the disclosures on pages 33 and 90-91 of Amendment No. 1 to disclose the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on completion of a business combination and the impact of the waiver of the corporate opportunities doctrine on the search for an acquisition target.

5.	We note your statement on page 38 that "[t]hese financial interests of the Initial Stockholders may have influenced their decision to approve the Business Combination." Please revise to highlight the risk that your Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 33 of Amendment No. 1 to highlight the risk that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company.

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Risk Factors, page 37

6.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Company has revised the disclosures on pages 37-38 of Amendment No. 1, to highlight the material risks to public warrant holders, including those arising from differences between private and public warrants.

“The underwriter has a potential conflict of interest…”, page 51

7.	We note that part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to Jones and the underwriters of the IPO that are contingent on completion of the business combination.

Response: The Company has revised the disclosures on page 47 of Amendment No. 1 to quantify the aggregate fees payable to the underwriters of the Initial Public Offering that are contingent on completion of the Business Combination.

Background of the Business Combination, page 92

8.	We note that you considered over 50 potential acquisition targets, including signing 18 non-disclosure agreements, reviewing materials in 10 data rooms, conducting discussions with over a dozen investment banking, private equity and advisory firms regarding your search for an initial business combination. Please provide additional detail on how management was introduced to each company, including the methodology by which you selected 50 potential acquisition targets and how you ultimately pared the group to five active deals. Also, provide additional detail to describe the process utilized to evaluate these five active deals that were considered by the Board at the February 10, 2021 Seven Oaks Board meeting and describe the information gathered, how and by whom it was evaluated, the negotiations which occurred, and any offers that were made or received.

Response: The Company has added additional disclosure on pages 85 and 86 of Amendment No. 1 to describe the process the Company took to identify acquisition targets and the utilized to evaluate those deals.

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9.	We note that on January 29, 2021 there was a presentation with Boxed management. Please disclose all parties that were present at this meeting and whether there were any presentation materials prepared and presented in connection with this meeting. We also note that on June 3, 2021, Jones ultimately provided the Seven Oaks Board with an assessment on the valuation methodology for Boxed. Finally, we note the investor presentations filed as exhibit 99.2 to Form 8-K on June 14, 2021. Please clarify whether these presentations, or any other reports or presentations referred to in the prospectus, were provided by third parties. In this regard, we note that if a report, opinion or appraisal materially related to the transaction has been received from an outside party and referred to in the prospectus, your disclosure must provide the information required by Item 1015(b) of Regulation M-A with respect to such report, opinion or appraisal. In addition, any written materials contained or used in the report, opinion or appraisal, as well as the consent of the outside party, must be filed as exhibits to the Form S-4. Please refer to Items 4(b) and 21(c) of Form S-4.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 86 of Amendment No. 1 to list all parties who were present at the January 29, 2021 meeting.

The Company has also revised the disclosure on pages 95, 96 and 98 of Amendment No. 1 in response to the Staff’s comment. Additionally, we respectfully advise the Commission, that, after careful consideration, the Company concluded that none of the discussions held with, or materials received from, Jones comprised a “report, opinion or appraisal” within the scope of Item 4(b) of Form S-4.

Jones was retained by the Company’s board of directors to assist in considering the terms of the transaction. However, under the terms of the engagement letter entered into with Jones, it was not retained to provide any report, opinion or appraisal. The scope of the agreed-upon services was limited to the following:

●            to advise the Company in considering the desirability of the Business Combination with Boxed and implementing a general strategy for accomplishing this goal;

●           to assist senior management of the Company in making presentations to the board of directors of the Company concerning any proposed Business Combinations; and

●            to assist the Company in negotiation of the financial aspects of the Business Combination.

Due to this limited scope of engagement, the Company’s board of directors did not consider any materials prepared by Jones to be a report, opinion or appraisal and Jones had not undertaken any internal procedures that would have been necessary for it to deliver a report, opinion or appraisal. In addition, none of the materials used in connection with evaluating the transaction were indicated to be a report, opinion or appraisal. Instead, the materials were based on information that was publicly available or supplied by the Company or Boxed, were provided to facilitate discussions between members of the board of directors of each party and formed only one source of information considered by each board in connection with the transactions. As such, they did not constitute a report, opinion or appraisal materially related to the transactions. The disclosure in the Registration Statement with respect to the June 3, 2021 meeting has been revised to remove the reference to a presentation and clarify that the representatives of Jones participated in discussions in an advisory role. These discussions were guided by publicly available information related to peer SPAC transactions. Jones did not deliver a report, opinion or appraisal as specified in Item 4(b) of Form S-4 in connection with this discussion.

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Finally, the Company respectfully advises the Staff the investor presentation was not prepared by a third party; rather the investor presentation was drafted on a collaborative basis amongst the Company, Boxed and each of their respective professional advisors for the purpose of marketing participation in the PIPE Investment to potential equity investors.

10.	Please expand the disclosure in this section to include a more detailed description of the negotiations which occurred in order to establish the core terms of the business combination. Please address the substance of the parties' multiple conversations and discussions that resulted in the changes to the core terms, as well as any key points of disagreement and how they were resolved. For example, we note your initial term sheet valued Boxed's business at $750.0 million and that on June 3, 2021 Seven Oaks' board reviewed valuation methodology. Please provide a summary for these valuations.

Response: The Company has revised the disclosures on page 87 of Amendment No. 1.

Seven Oaks' Board of Directors' Reasons for the Approval of the Business Combination, page 96

11.	None of the factors discussed here appear to pertain to the consideration to be paid as part of the transaction. Explain if the Board took this factor into account in recommending the transaction.

Response: The Company has revised the disclosures on pages 90-91 of Amendment No. 1.

Business of New Boxed, page 178

12.	We note statements that appear to be based on studies such as "our Net Promoter Score of 69, based on a survey of over 6,000 users we conducted in the first quarter of 2021" and "Boxed customers expressed a 92% overall online customer satisfaction, while many of our peers had customer satisfaction levels ranging from 77-83%." Please provide the source for any market and industry data included in your disclosure. To the extent any data relates to publications, surveys or reports commissioned by you for use in connection with this registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to our registration statement or tell us why you believe you are not required to do so.

Response: The Company advises the Staff that pages 168 and 177-178 of Amendment No. 1 have been revised in response to the Staff’s Comment 12.

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Our Industry and Opportunity, page 179

13.	Please provide a source for the statements made in this section. For example, statements such as "Boxed currently operates in the rapidly growing market for online groceries, a $106.0 billion total addressable market, with an expected CAGR of 19% from 2020 to 2025" and "[o]nline grocery in the United States remains underpenetrated relative to other peer economies, representing only 10% of total U.S. grocery sales compared to 14% share in the United Kingdom and 20% share in China," and "[t]he penetration rate in the U.S. is expected to more than double to 21% by 2025" should be tied to a source. To the extent that any statement in this section is based on management's beliefs, please revise to state as much.

Response: The Company advises the Staff that page 168 of Amendment No. 1 has been revised in response to the Staff’s Comment 13.

14.	We note the chart at the top of page 180. Please revise so that the text is legible.

Response: The Company advises the Staff that page 169 of Amendment No. 1 has been revised in response to the Staff’s Comment 14.

Business of New Boxed Our Industry and Opportunity, page 180

15.	Please clearly label your Aeon software development and licensing contract, here and throughout your filing, as a related party transaction.

Response: The Company advises the Staff that pages 169, 172, 197, 232, F-62 and F-91 of Amendment No. 1 have been revised in response to the Staff’s Comment 15.

B2C Customers Boxed Up, page 183

16.	Please revise to quantify the number of Boxed Up memberships.

Response: The Company advises the Staff that page 172 of Amendment No. 1 has been revised in response to the Staff’s Comment 16.

Who We Serve, page 183

17.	We note that you have categorized a certain number of American households in each of your four distinct customer groups. Please state how you calculated these numbers and provide any limits to achieving growth in each of these customer groups.

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Response: The Company advises the Staff that pages 172-173 of Amendment No. 1 have been revised in response to the Staff’s Comment 17.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Boxed, page 193

18.	We note that your Key Performance Indicators are presented on a last twelve months basis. To provide additional context for investors, please discuss and quantify, if possible, the impact of COVID-19 on your metrics for the periods presented. For guidance, consider the Division of Corporation Finance's Disclosure Guidance Topics Nos. 9 & 9A, available on our website.

Response: The Company advises the Staff that pages 182-185, 187-189 and 195 of Amendment No. 1 have been revised in response to the Staff’s Comment 18.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Boxed Comparison of Three Months Ended March 31, 2021 and 2020 Net Revenue, page 198

19.	Please tell us, and revise your discussion to the extent material, any impact to retail sales for the three months ended March 31, 2021 due to your B2C customers.

Response: The Company advises the Staff that page 187 of Amendment No. 1 has been revised in response to the Staff’s Comment 19.

Cost of Sales and Gross Profit, page 199

20.	Please revise your discussion, both here and for the year ended December 31, 2020, to address the specific underlying factors contributing to the period over period change in Cost of Sales. Instances where you identify multiple contributing factors for a change in a specific line item, please quantify each material factor to allow investors to assess the significance of each contributing factor. Refer to Item 303 of Regulation S-K.

Response: The Company advises the Staff that pages 187, 189 and 190 of Amendment No. 1 have been revised in response to the Staff’s Comment 20.

Beneficial Ownership of Securities, page 227

21.	Please disclose the Sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

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U.S. Securities and Exchange Commission

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Response: The Company has revised the disclosures on page 216 of Amendment No. 1.

Material U.S. Federal Income Tax Considerations, page 250

22.	In addition to the disclosure you have provided in this section regarding the exercise of redemption rights, please include a discussion of the federal income tax consequences of the merger. In this regard, we note the Agreement and Plan of Merger, filed as exhibit 2.1, provides that the merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Please also include a tax opinion from counsel as appropriate or tell us why you are not required to do so. Refer to Item 4(a)(6) of Form S-4 and Section III.A. of Staff Legal Bulletin 19.

Response: The Company advises the Staff that pages 243-245 of Amendment No. 1 have been revised in response to the Staff’s Comment 22. In addition, the Company will file a tax opinion of Boxed’s counsel as Exhibit 8.1 to the Registration Statement with a future amendment.

Giddy Inc. (d/b/a Boxed) Financial Statements

1. Description of Business and Summary of Significant Accounting Policies Revenue Recognition (d) Revenue Disaggregation, page F-53

23.	We note you provide disaggregated revenue by sales channel, both here and in the notes to your annual Financial Statements. Please tell us your consideration of further disaggregating revenue, such as by your core product categories, type of customer, type of contract (sales or service), and source of goods (3rd party as compared to white label goods). Refer to ASC 606-10-50-5 and ASC 606-10-55-89 through 91. Also, refer to ASC 280-10-50-40, as it relates to disclosure of revenues by product/service category.

Response: The Company respectfully acknowledges the Staff's comment. Boxed has evaluated the guidance in ASC-606-10-50-5 and the related implementation guidance in ASC 606-10-55-89 through 55-91 and determined that additional disclosures of disaggregated revenue including by product categories, type of customer, or source of goods are not meaningful to allow investors to understand our business activities, historical performance, or future prospects.

When evaluating the disclosure requirements and the factors used to review Boxed’s business, Boxed considered the following:

(i) information regularly reviewed by Boxed’s CODM; and

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(ii) other information that is used by management or users of Boxed’s financial statements to evaluate its financial performance.

In determining the appropriate level of disaggregation, Boxed considered the categories suggested in ASC 606-10-55-91, as listed below, and whether these categories are applicable or have a direct impact on the nature, amount, timing, and uncertainty of revenue and cash flows:

(a) type of good or service

(b) geographical region

(c) market or type of customer

(d) type of contract

(e) duration of contract

(f) timing of transfer of goods or services (point-in-time or over time); and

(g) sales channels.

Based on Boxed’s analysis of the way it reviews its business, the type of information used by management or financial statement users to evaluate its financial performance, and the guidance within ASC 606 discussed above, Boxed determined that the sales channels category was the most appropriate way to disaggregate its Retail revenue. Boxed is focused on identifying and understanding the portion of Boxed sales that come from customers shopping on Boxed-owned websites (Direct Sales channel) versus third-party off-platform websites (Channel sales). For Boxed, a primary factor impacting the timing and uncertainty of certain revenue and cash flows is the platform through which its products are being sold as there is different marketing and UX/UI involved in purchasing patterns through Boxed-owned websites versus third-party off-platform websites. Beginning in the second quarter of 2021, revenue generated through Boxed’s Software & Services segment, which is earned through a software licensing agreement, is also separately presented within its disaggregated revenue disclosure. Boxed entered into its first software licensing agreement in the first quarter of 2021 and although it is not yet a significant source of revenue, disaggregating the revenue from this segment was deemed appropriate as it is anticipated to grow significantly in future periods.

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Based on Boxed’s analysis and the way in which it reviews its business, Boxed concluded that further disaggregation of revenue by the other categories outlined in ASC 606-10-55-91 is not meaningful since they (i) do not have a significant impact on the nature, timing, or uncertainty of revenue or cash flows (ii) are not regularly reviewed by Boxed’s CODM and (iii) do not provide pertinent information for those reviewing Boxed’s financial statements. Included in the Boxed’s consideration is the following analysis of the other factors:

(i)	Timing of good or service - The majority of the Boxed’s revenue is earned from merchandise sales generated through its e-commerce platform through its Retail segment. For the six months ended June 30, 2021, net merchandise sales accounted for 92% of Boxed’s net revenue. Revenue earned from merchandise sales, as well as related outbound delivery fees earned via the shipment of purchased goods, is recognized when satisfying the single performance obligation of transferring control of products to customers. When control is transferred, there is no significant financing component from Boxed’s customers and Boxed does not grant significant payment terms. Further, Boxed does not have any material unsatisfied performance obligations. While Boxed’s other revenue streams earned through its Retail segment, including subscription sales and marketing fees, are generally recognized over-time, they are not material sources of Boxed’s revenue. Similarly, revenue generated through its Software & Services segment is currently not a significant source of Boxed’s revenue, accounting for 5% of Boxed’s net revenue for the six months ended June 30, 2021. Boxed did not begin generating revenue through its Software & Services segment prior to the first quarter of 2021.

(ii)	Geographical region - Boxed’s Retail revenue is obtained in similar geographical locations within the United States and its Software & Services revenue is currently generated entirely from Asia. Revenue earned from Boxed’s Retail segment versus its Software & Services segment is appropriately disclosed within its Segment Reporting footnote.

(iii)	Type of contract and duration of contract – As discussed above, the majority of Boxed’s revenue is earned from merchandise sales generated through its e-commerce platform, for which Boxed’s obligations to its customers are very short-term in nature. Revenue earned from Boxed’s longer-term contracts including revenue generated from subscription sales, ad services offered to vendors (marketing fees), and its licensing agreement (Software & Services), are not significant.

Information regularly reviewed by Boxed’s CODM, Type of Customer and Type of Products - As Boxed does not review its revenue at any other disaggregated level other than by sales channel, it currently does not have internal financial reporting or accounting systems established in a manner that could evaluate revenue by these other categories. Boxed’s process for recognizing revenue, was designed to be validated by invoicing and payment methods and is tracked through its accounting software on a consolidated level, rather than at a customer level or at a product level. Boxed does not produce any sort of internal or external materials that directly link GAAP revenue to customer types or product types.

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12. Related Party Transactions, page F-63

24.	We note your disclosure regarding your agreement with AEON. Please revise to also include the affiliation of your current Director of the Company with AEON.

Response: The Company advises the Staff that pages F-62 and F-91 of Amendment No. 1 has been revised in response to the Staff’s Comment 24.

General

25.	Please clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-Business Combination company.

Response: The Company has revised the disclosures on page 33 of Amendment No. 1.

26.	Please expand your disclosure regarding the Sponsor’s ownership interest in the target company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

Response: The Company has revised the disclosures on page 21 of Amendment No. 1.

27.	We note that your Initial Stockholders entered into a letter agreement, pursuant to which they agreed to waive their redemption rights with respect to their shares in connection with the completion of a business combination. Please describe any consideration provided in exchange for this agreement.

Response: The Company has revised the disclosures on pages 152-153 of Amendment No. 1.

28.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

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Response: The Company has revised the disclosures on page 7 of Amendment No. 1.

* * *

Please do not hesitate to contact David Sakowitz at (212) 294-6700 with any questions or comments regarding this letter.

Sincerely,

/s/ Winston & Strawn LLP

Winston & Strawn LLP

cc:	Gary Matthews, Chairman and Chief Executive Officer, Seven Oaks Acqusition Corp.

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